SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

12 August 2014

RYANAIR HOLDINGS PLC
Ryanair Holdings PLC ("the Company")
12 August 2014

The Company announced the appointment of Michael Cawley to its Board of Directors on 7 August 2014.

The Company hereby makes the following additional disclosures in respect of Mr. Cawley in compliance with Rule 6.6.7 (1) to (6) of the Listing Rules of the Irish Stock Exchange.

Mr. Cawley held a directorship in Paddy Power PLC and in Kingspan Group PLC during the last five years. He continues to hold these directorships.

The Company hereby confirms that Mr. Cawley has no further disclosures to make in accordance with Rule 6.6.7 (1) to (6) of the Listing Rules of the Irish Stock Exchange.

Contact:

Juliusz Komorek
Company Secretary
Tel: 00 3531 945 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 August, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary